Form 51-102F3

Material Change Report

Item 1 Name and Address of Company

NUVA Pharmaceuticals Inc.
615-800 West PenderStreet
Vancouver, BC
V6C 2V6 (the "**Company**")

Item 2 Date of Material Change

July 25, 2013

Item 3 News Release

The news release was disseminated on August 12, 2013 by way of the facilities of Stockwatch and Market News. Copies were also filed on SEDAR with the British Columbia Securities Commission and the Alberta Securities Commission.

Item 4 Summary of Material Change

The Company announced it changed its name.

Item 5 Full Description of Material Change

5.1 Full Description of Material Change

The company announced it has changed its name from ALDA Pharmaceuticals Corp. to NUVA Pharmaceuticals Inc.

This name change was approved by the TSX-V on July 25, 2013. The CUSIP and ISIN numbers of NUVA Pharmaceuticals Inc. have changed to 670701101 and CA6707011012 respectively.

NUVA's new trading symbol is NPH.

5.2 Disclosure for Restructuring Transactions

Not applicable.

Item 6 Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7 Omitted Information

Not applicable.

Item 8 Executive Officer

Jamie Lewin, Chief Financial Officer

Business Telephone: 604.862.3439
Facsimile: 604.689-1289

Item 9 Date of Report

August 13, 2013